SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

TDL INFOMEDIA HOLDINGS PLC
(Translation of Registrant's Name into English)

THOMSON HOUSE, 296 FARNBOROUGH ROAD, FARNBOROUGH, HANTS, ENGLAND, GU14 7NU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

N/A

Exhibit index
Pages

Press release dated 24 March 2004	2-11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDL Infomedia Holdings plc Registrant
Date: 24 March 2004
By: /s/ KJ Watson Name: K J Watson Title: Finance Director